STIFEL, NICOLAUS & COMPANY,
   INCORPORATED
501 North Broadway, Ninth Floor
St. Louis, Missouri 63102


June 8, 2005


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:    Mr. Gregory S. Dundas

Re:      MainSource Financial Group, Inc. (the "Company")
         Registration Statement on Form S-3
         File No. 333-124018

Dear Mr. Dundas:

As lead manager of the underwriters with respect to the offering pursuant to the above-referenced Registration Statement, we hereby join in the Company's request that such Registration Statement be permitted to become effective on Thursday, June 9, 2005 at 3:00 pm Eastern Time, or as soon thereafter as practicable. However, please wait for our confirmation on Thursday before declaring the Registration Statement effective.

In making the foregoing request, we confirm that we are aware of our obligations under Rule 460 under the Securities Act of 1933, as amended, and that in compliance therewith we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder.

In connection with the offering pursuant to the above-referenced Registration Statement, the following distribution of the Preliminary Prospectus dated May 23, 2005 was made between that date and June 8, 2005.

To Whom Distributed                                 Number of Copies
-------------------                                 ----------------

Stifel, Nicolaus & Company, Incorporated                       2,000
Other Underwriters                                             3,655
Dealers                                                            0
Institutional Salesmen                                           125
Individuals                                                    4,525





Very truly yours,



STIFEL, NICOLAUS & COMPANY,
INCORPORATED


By:  /s/ Mark J. Ross
---------------------

Print name:  Mark J. Ross

Title:  Managing Director